SAMSON OIL & GAS PROVIDES OPERATIONAL ADVICE ON STATE GC#2

Denver 1700 hours April 22, Perth 0700 hours April 23 2008

STATE GC#2 (Working Interest SSN 37%, Net Revenue Interest 28.3%)
As previously advised the State GC #2 well has been cased to total depth, and completion operations are planned to commence on Wednesday April 23, and are expected to take approximately one week.

The initial completion will concentrate on the Lower Leonard Formation, which was the primary target zone for the well, and 51 feet of perforations will be made over the lower zone between 11,347 and 11,470 feet. This zone will be acidised, swab tested and, if necessary, an acid fracture stimulation undertaken.

A bridge plug would be set above this zone and 52 feet of perforations made over the interval 11,162 and 11,304 feet, the zone acidised, swab tested and acid fracture stimulated if necessary.

The bridge plug would then be retrieved and the well placed on production.

Discussions within the joint venture are ongoing in terms of when and in what manner the possible pay zones in the Bone Spring would be evaluated. It is possible that a zone between 9,986 feet and 10,026 feet will be included in this completion.

The State GC#2 well is located in the Permian Basin in Lea County in eastern New Mexico. The well is adjacent to the State GC#1 well, which produces oil from the Lower Leonard Formation. This well has produced a gross 543,000 barrels and has a gross Expected Ultimate Recovery of 1.1 million barrels.

Samson’s shares (SSN: Amex and ASX) are traded on both the American Stock Exchange and on Australian Securities Exchange. On the Amex, Samson trades an American Depository Share, each of which represent 20 fully paid Ordinary Shares of Samson.

For and on behalf of the board of

SAMSON OIL & GAS LIMITED

For further information please contact, Terry Barr, CEO on 303 296 3994 (US office) or 970 389 5047 (US cell)

TERRY BARR
Managing Director

Information contained in this report relating to hydrocarbon reserves was compiled by the Managing Director of Samson Oil & Gas Ltd.., T M Barr a Geologist who holds an Associateship in Applied Geology and is a fellow of the Australian Institute of Mining and Metallurgy who has 30 years relevant experience in the oil & gas industry.

Statements made in this release that are not historical facts may be forward looking statements, including but not limited to statements using words like “may”, “believe”, “expect”, “anticipate”, “should” or “will”. Actual results may differ materially from those projected in any forward-looking statement. There are a number of important factors that could cause actual results to differ materially from those anticipated or estimated by any forward looking information. The completion operations are expected to be conducted as planned. However, depending on results of the various stages of that completion, the timing or the manner of completion may change. In addition, well operations could be delayed or curtailed and may vary from current expectations since various factors, including but not limited to equipment availability or breakage or other unanticipated difficulties could delay those events and change those expectations.

A description of the risks and uncertainties that are generally attendant to Samson and its industry, as well as other factors that could affect Samson’s financial results, are included in the Company's registration statement and report to the Securities and Exchange Commission on Form 20-F, which is available at www.sec.gov/edgar/searchedgar/webusers.htm.